

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 28, 2008

Via U.S. Mail

Gary L. Whitlock
President
CenterPoint Energy Transition Bond Company, LLC
1111 Louisiana, Suite 4667
Houston, Texas 77002

Re: CenterPoint Energy Transition Bond Company, LLC
Form 10-K for the fiscal year ended December 31, 2006
Filed March 29, 2007
File no. 333-91093

Dear Mr. Whitlock,

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Max A. Webb
                                        Assistant Director